

News Release
B2Gold Reports Positive 2018 Fourth Quarter/Annual Results;
Record Annual Gold Production of 953,504 Oz, Revenue of $1.2 B & Operating Cash Flows of $451 M ($0.46/share);
Cash Operating Costs of $495/oz & AISC of $758/oz

Vancouver, March 12, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the fourth quarter and year-end December 31, 2018. The Company previously released its gold production and gold revenue results for the fourth quarter and full-year 2018, in addition to its production and cash cost guidance for 2019 *(see news release dated 1/16/19)*. All dollar figures are in United States dollars unless otherwise indicated.

2018 Full-Year Highlights

- Record annual consolidated gold production, of 953,504 ounces of gold, near the top end of the revised guidance range (of between 920,000 and 960,000 ounces) and exceeding the upper end of the original guidance range (of between 910,000 and 950,000 ounces), a significant increase of 322,939 ounces (51%) over the prior-year; marking the tenth consecutive year that B2Gold achieved record annual consolidated gold production
- Record annual consolidated gold revenue of $1.2 billion, a dramatic increase over 2017
- Consolidated cash operating costs *(see "Non-IFRS Measures")* of $495 per ounce, beating guidance (of between $505 and $550 per ounce) and well below the prior year of $542 per ounce
- Consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* of $758 per ounce, well below its guidance range (of between $780 to $830 per ounce) and significantly below the prior year of $860 per ounce
- Record annual consolidated cash flows from operating activities of $451 million ($0.46 per share), a dramatic increase of 191% ($296 million) over 2017
- Net income of $45 million ($0.03 per share) and adjusted net income *(see "Non-IFRS Measures")* of $162 million ($0.16 per share)
- The new Fekola Mine in Mali, in its first full-year of commercial production, continued to significantly outperform expectations, with gold production of 439,068 ounces, exceeding the upper limit of its already increased guidance range (of between 420,000 and 430,000 ounces), coupled with AISC of $533 per ounce, well below the low end of its guidance range (of between $575 to $625 per ounce)
- The Masbate Mine in the Philippines achieved record annual gold production of 216,498 ounces, exceeding the upper limit of its already increased guidance range (of between 200,000 and 210,000 ounces), with AISC of $744 per ounce, beating the low end of its reduced guidance range (of between $780 to $830 per ounce)

- On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of convertible senior subordinated notes (the "Notes") on maturity; by year-end the Company had reduced its total debt outstanding to approximately $480 million from $700 million at the beginning of the year
- On October 25, 2018, the Company announced a substantial increase in the gold mineral resource estimate for the Fekola Mine and positive results from the ongoing Fekola Mill Expansion Study
- In October 2018, the Company was granted the mine permit for the Limon Central Pit in Nicaragua and announced positive results from the Expansion Study at El Limon Mine
- Looking forward, B2Gold remains well positioned for continued strong operational and financial performance with production guidance of between 935,000 and 975,000 ounces of gold for 2019 with forecast cash operating costs of between $520 and $560 per ounce and AISC of between $835 and $875 per ounce; in addition, the Company will focus on organic growth through both expansion potential at its existing mines and through its exploration and development projects

2018 Full-Year and Fourth Quarter Operational Results

For B2Gold, 2018 was a year of transformational growth, highlighted by the first full-year of commercial production from its new large, low-cost Fekola Mine in Mali (which achieved commercial production on November 30, 2017) and record annual production from its Masbate Mine in the Philippines. For the tenth straight consecutive year, B2Gold achieved record annual consolidated gold production.

For full-year 2018, B2Gold's consolidated production was an annual record of 953,504 ounces of gold, near the top end of the revised guidance range (of between 920,000 and 960,000 ounces) and exceeding the upper end of the original guidance range (of between 910,000 and 950,000 ounces). Consolidated gold production for the year dramatically increased by 322,939 ounces (51%) compared to 2017. The new Fekola Mine continued to outperform expectations and exceeded the upper limit of its already increased production guidance range (of between 420,000 and 430,000 ounces) with gold production of 439,068 ounces in 2018. The Masbate Mine achieved another very strong year in 2018, producing an annual record 216,498 ounces of gold, and also exceeded the upper limit of its already increased production guidance range (of between 200,000 to 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its production guidance range (of between 160,000 and 170,000 ounces). The strong operational performances by the Fekola, Masbate and Otjikoto mines more than offset production shortfalls relating to the Company's La Libertad and El Limon mines in Nicaragua (which represent 14% of the Company's 2018 consolidated gold production), whose operations in 2018 were negatively affected by consequences of the national political unrest in that country.

In the fourth quarter of 2018, B2Gold's consolidated gold production was 231,687 ounces, slightly exceeding reforecast production and approximately in-line with the original budget. In the fourth quarter of 2017, including 72,903 ounces of pre-commercial production from Fekola, consolidated gold production was 240,753 ounces.

The Company's full-year 2018 consolidated cash operating costs were $495 per ounce, beating guidance (of between $505 and $550 per ounce) and well below the prior year of $542 per ounce (including Fekola's pre-commercial production results). Consolidated AISC were $758 per ounce, well below the guidance range (of between $780 to $830 per ounce) and significantly below the prior year of $860 per ounce

(including Fekola's pre-commercial production results), reflecting the positive impact of the first-full year contribution of low-cost production from the Fekola Mine and Masbate's very strong operational performance.

In the fourth quarter of 2018, consolidated cash operating costs were $523 per ounce (Q4 2017 - $473 per ounce, including Fekola's pre-commercial production results) and AISC were $814 per ounce (Q4 2017 - $754 per ounce, including Fekola's pre-commercial production results).

2018 Full-Year and Fourth Quarter Financial Results

For the full-year 2018, consolidated gold revenue was a record $1.2 billion on record sales of 970,409 ounces at an average price of $1,262 per ounce compared to $639 million (excluding $101 million of pre-commercial sales from Fekola) on sales of 510,966 ounces at an average price of $1,250 per ounce in 2017. This significant increase in gold revenue was attributable to the higher gold production and timing of gold sales, relating to the sale of gold bullion and in-circuit inventories included in opening inventories at the beginning of the year. In 2017, for accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production were credited to Fekola's mineral property development costs.

For the fourth quarter of 2018, consolidated gold revenue was $272 million on sales of 221,307 ounces at an average price of $1,230 per ounce compared to $174 million on sales of 137,695 ounces at an average price of $1,264 per ounce in the fourth quarter of 2017. The 2017 results exclude $101 million of revenue from the sale of 79,243 ounces of pre-commercial production from Fekola.

For the full-year 2018, consolidated cash flows from operating activities significantly increased by $296 million (191%) to $451 million ($0.46 per share) from $155 million ($0.16 per share) in 2017. In 2017, for accounting purposes, gold sales proceeds earned net of related production costs from the sale of pre-commercial production were credited to Fekola's mineral property development costs. For the fourth quarter of 2018, consolidated cash flows from operating activities were $74 million ($0.07 per share), almost tripling from $26 million ($0.03 per share) in fourth quarter of 2017.

For the year ended December 31, 2018, the Company recorded net income of $45 million ($0.03 per share) compared to net income of $62 million ($0.06 per share) for 2017. During 2018, the Company recorded a net impairment charge of $55 million, mainly relating to impairment charges for La Libertad Mine in the third and fourth quarters of 2018 and the sale of the Mocoa porphyry copper-molybdenum deposit in the second quarter of 2018. In the fourth quarter of 2018, the Company recorded a loss of $50 million ($(0.06) per share) compared to net income of $34 million ($0.03 per share) in the fourth quarter of 2017, mainly as a result of impairment charges and mineral property write-offs.

Adjusted net income was $162 million ($0.16 per share) for 2018 compared to $52 million ($0.05 per share) for 2017. Adjusted net income for the fourth quarter of 2018 was $14 million ($0.01 per share) compared to adjusted net income of $6 million ($0.01 per share) in the fourth quarter of 2017.

The Company recorded a net current income tax expense of $109 million for the year ended December 31, 2018 compared to $27 million in 2017 consisting of current income tax of $77 million (2017 - $15 million),

the 10% priority dividend to the State of Mali of $18 million (2017 - $2 million), withholding tax (on intercompany interest/management fees) of $9 million (2017 - $5 million), and Nicaraguan ad valorem and alternative minimum tax of $5 million (2017 - $5 million). For full-year 2018, consolidated net income before taxes totaled $193 million. For accounting purposes, this amount was net of $217 million of unrecognized and non-deductible tax losses. These unrecognized and non-deductible tax losses of $217 million, mainly consisted of accounting depreciation expense of $69 million (relating to consolidated purchase price adjustments), mineral property impairments and write-downs of $65 million, share-based compensation expense of $22 million, head office general & administrative and interest expenses of $34 million (net of derivative gains), and other unrecognized tax losses of $27 million relating to the Nicaraguan operations. Excluding these non-deductible and unrecognized tax losses, adjusted pre-tax net income was $410 million, resulting in a consolidated effective income tax rate for the Company's mining operations of 19% ($77 million/$410 million).

Liquidity and Capital Resources

With the Fekola Mine in production, the resulting increase in gold production levels combined with low costs have dramatically increased B2Gold's production, revenues, cash from operations and free cash flows with ongoing benefits expected to continue for many years, based on current assumptions. For the full-year 2018, consolidated cash flows from operating activities significantly increased by $296 million (191%) to $451 million ($0.46 per share) from $155 million ($0.16 per share) in 2017.

At December 31, 2018, the Company had cash and cash equivalents of $103 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at December 31, 2018 was $156 million compared to a working capital deficit of $99 million at December 31, 2017. On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of the Notes (plus accrued interest) upon maturity. The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million. The working capital deficit at December 31, 2017 resulted from the classification of the Company's Notes to current liabilities since they were due on October 1, 2018. Repayment of the Notes reflects the ongoing second phase of B2Gold's strategy to fund construction of the Fekola Mine in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt facilities and prepaid gold contract sales. Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the Revolving Credit Facility ("RCF"), Notes and equipment loans). The Company has reduced its total debt outstanding to approximately $480 million by December 31, 2018 (including approximately $80 million in equipment loan financing), a reduction of $220 million for the year.

At December 31, 2018, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million.

At December 31, 2018, the Company had $67 million of accrued taxes payable. The increase in accrued taxes over 2017 relates mainly to the start-up of the Fekola Mine in September 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in

conjunction with the filing of the related 2018 corporate income tax returns). In addition, the Company expects to make 2019 corporate income tax installment payments of approximately $65 million in 2019.

Operations

Mine-by-mine gold production in the fourth quarter and full-year 2018 was as follows (presented on a 100% basis):

Mine	Q4 2018 Gold Production (ounces)	Full-year 2018 Gold Production (ounces)	Revised Annual Guidance Gold Production (ounces)	Original Annual Guidance Gold Production (ounces)
Fekola	105,280	439,068	420,000 - 430,000	400,000 - 410,000
Masbate	51,555	216,498	200,000 - 210,000	180,000 - 190,000
Otjikoto	44,766	167,346	160,000 - 170,000	160,000 - 170,000
La Libertad	18,193	80,963	90,000 - 95,000	115,000 - 120,000
El Limon	11,893	49,629	50,000 - 55,000	55,000 - 60,000
B2Gold Consolidated	**231,687**	**953,504**	**920,000 - 960,000**	**910,000 - 950,000**

Mine-by-mine cash operating costs and AISC per ounce in the fourth quarter and full-year 2018 were as follows (based on the total production at the mines B2Gold operates):

Mine	Q4 2018 Cash Operating Costs ($ per ounce)	Full-year 2018 Cash Operating Costs ($ per ounce)	Revised Annual Guidance Cash Operating Costs ($ per ounce)	Original Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$386	$337	$345 - $390	$345 - $390
Masbate	$594	$548	$545 - $595	$675 - $720
Otjikoto	$471	$502	$480 - $525	$480 - $525
La Libertad	$986	$934	$855 - $905	$745 - $790
El Limon	$920	$926	$850 - $900	$700 - $750
B2Gold Consolidated	**$523**	**$495**	**$505 - $550**	**$505 - $550**

Mine	Q4 2018 AISC ($ per ounce)	Full-year 2018 AISC ($ per ounce)	Revised Annual Guidance AISC ($ per ounce)	Original Annual Guidance AISC ($ per ounce)
Fekola	$600	$533	$575 - $625	$575 - $625
Masbate	$832	$744	$780 - $830	$875 - $925
Otjikoto	$642	$719	$700 - $750	$700 - $750
La Libertad	$1,225	$1,192	$1,160 - $1,210	$1,050 - $1,100
El Limon	$1,358	$1,466	$1,385 - $1,435	$1,135 - $1,185
B2Gold Consolidated	**$814**	**$758**	**$780 - $830**	**$780 - $830**

Fekola Gold Mine - Mali

In its first full-year of commercial production (after achieving commercial production on November 30, 2017), the new Fekola Mine in Mali continued to significantly outperform expectations, running above plan on mill throughput and recoveries. This resulted in Fekola exceeding the upper limit of its already increased guidance range (of between 420,000 and 430,000 ounces) with gold production of 439,068 ounces in 2018. Mill throughput was 5.6 million tonnes for the full-year, 12% above the budget of 5.0 million tonnes per annum ("Mtpa"). The mill began running higher throughput during the second-half of the year after determining additional capacity of up to 6 million Mtpa was available from a detailed plant study. Mill gold recoveries averaged 94.7% (compared to budget of 92.7%) and continue to remain above design predictions over a broad range of ore types. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (94.7%) recoveries. The average grade processed was 2.58 grams per tonne ("g/t"), below budget of 2.69 g/t as the higher than budgeted tonnage processed consisted of medium and low-grade ore. Completion of limited medium and low-grade ore campaigns in the third and fourth quarter, confirmed that the Fekola mill recoveries continue to remain above design predictions. The resource model continues to perform as expected compared to actual mined grade and tonnage.

For the fourth quarter 2018, the Fekola Mine produced 105,280 ounces of gold, 16% (14,509 ounces) above original budget. In the fourth quarter of 2017, the Fekola Mine produced 105,110 ounces of gold (including 72,903 ounces of pre-commercial production). To-date (since the commencement of ore processing began in September 2017 to December 31, 2018), gold production from the Fekola Mine totaled 550,518 ounces (including 79,243 ounces of pre-commercial production), exceeding original budget by 22% (99,995 ounces).

For the full-year 2018, Fekola's cash operating costs were $337 per ounce (guidance was between $345 to $390 per ounce) and AISC were $533 per ounce (guidance was between $575 to $625 per ounce), both beating the low end of their respective guidance range, mainly as a result of higher gold production. In the fourth quarter of 2018, Fekola's cash operating costs were $386 per ounce and AISC were $600 per ounce.

Capital expenditures totaled $69 million in 2018, mainly consisting of $21 million for pre-stripping, $14 million in construction carryover for the completion of the powerhouse and other projects, $11 million for Fadougou relocation costs, $9 million for mobile equipment purchases and rebuilds and $6 million for the

construction of stages 2 and 3 of the tailings storage facility. Capital expenditures in the fourth quarter of 2018 totaled $15 million mainly consisting of $6 million for pre-stripping, $4 million for Fadougou relocation costs and $1 million for mobile equipment purchases and rebuilds.

For 2019, the Fekola Mine is expected to produce between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce and AISC of between $625 and $665 per ounce (see "2019 Production Outlook and Cost Guidance" section). Gold production is scheduled to be weighted towards the second-half of the year (as new high-grade ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half of 2019). The budgeted 7% increase in AISC over 2018 revised guidance, mainly reflects both higher labour costs (as workers transition to permanent positions) and capital expenditures for mobile equipment rebuilds/purchases. Fekola's AISC per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of budgeted capital expenditures.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines also continued to outperform in 2018, producing an annual record 216,498 ounces of gold, exceeding the upper limit of its already increased guidance range (of between 200,000 to 210,000 ounces). Gold production for the year also increased by 7% (14,030 ounces) over 2017. Gold production was significantly higher than original budget (by 20% or 35,510 ounces) as mill throughput, recoveries and grade all exceeded budget. This resulted mainly from higher than expected oxide ore tonnage and grade from the Colorado Pit. Oxide ore represented 58% of the processed tonnage for the year versus budget of 29%. Mill throughput was 7.0 million tonnes (compared to budget of 6.8 million tonnes and 7.0 million tonnes in 2017) and gold recoveries averaged 75.2% (compared to budget of 65.9% and 76.0% in 2017). The average grade processed was 1.29 g/t (compared to budget of 1.26 g/t and 1.19 g/t in 2017). For the fourth quarter 2018, the Masbate Mine produced 51,555 ounces of gold, 13% (5,871 ounces) above original budget.

For the full-year 2018, Masbate's cash operating costs were $548 per ounce (2017 - $543 per ounce), at the lower end of its already reduced guidance range (of between $545 to $595 per ounce) and significantly below initial guidance (of between $675 to $720 per ounce). Cash operating costs were significantly lower than originally budgeted as a result of higher than expected production as well as lower than budgeted mining costs (with cost savings in drilling, blasting and grade control) and higher deferred stripping costs which were capitalized (as compared to budget). In the fourth quarter of 2018, Masbate's cash operating costs were $594 per ounce (Q4 2017 - $587 per ounce).

Masbate's AISC for the year were $744 per ounce (2017 - $843 per ounce), well below the low end of its already reduced guidance range (of between $780 and $830 per ounce) and significantly below initial guidance (of between $875 to $925 per ounce). This was mainly attributable to higher than budgeted production and the lower than budgeted cash operating costs as discussed above. In the fourth quarter of 2018, Masbate's AISC were $832 per ounce (Q4 2017 - $963 per ounce).

Capital expenditures totaled $48 million in 2018, mainly including Masbate processing plant upgrade costs of $19 million, mobile equipment purchases and rebuilds of $8 million, pre-stripping costs of $8 million

and tailings storage facility costs of $4 million. Capital expenditures in the fourth quarter of 2018 totaled $14 million, mainly including Masbate processing plant upgrade costs of $6 million, mobile equipment purchases and rebuilds of $3 million, and pre-stripping costs of $3 million.

The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

For 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce and AISC of between $860 and $900 per ounce (see "2019 Production Outlook and Cost Guidance" section). The budgeted 9% increase in AISC over 2018 revised guidance, mainly reflects higher forecast heavy fuel oil ("HFO") prices and the anticipated processing of lower grade ore in 2019. Masbate's AISC per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to the timing of budgeted capital expenditures.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its guidance range (of between 160,000 and 170,000 ounces). Otjikoto's production for the year resulted from processing 3.4 million tonnes (compared to budget of 3.3 million tonnes and 3.5 million tonnes in 2017) at an average grade of 1.53 g/t (compared to budget of 1.57 g/t and 1.73 g/t in 2017) and average gold recoveries of 98.7% (compared to budget of 98.0% and 98.6% in 2017). Compared to the prior-year, gold production was lower by 13% (24,188 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Higher grade ore production is planned to resume from the Wolfshag Pit in late 2019.

For the fourth quarter 2018, the Otjikoto Mine produced 44,766 ounces of gold, approximately in-line with budget. A higher-grade zone in the Otjikoto pit originally scheduled for the fourth quarter of 2018 was not mined due to lower than planned fleet availability. This zone will be mined and processed in the first quarter of 2019 using a mining contractor to augment the current fleet. Compared to the prior-year quarter, gold production was lower by 15% (7,680 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018.

For the full-year 2018, Otjikoto's cash operating costs were $502 per ounce (2017 - $468 per ounce) and AISC were $719 per ounce (2017 - $715 per ounce), both were near the mid-point of their guidance range. In the fourth quarter of 2018, Otjikoto's cash operating costs were $471 per ounce (Q4 2017 - $490 per ounce) and AISC were $642 per ounce (Q4 2017 - $606 per ounce).

Capital expenditures totaled $51 million in 2018 and included pre-stripping costs of $27 million, mobile equipment rebuilds of $12 million and $4 million for the installation of the Otjikoto solar power plant. Capital expenditures in the fourth quarter of 2018 totaled $9 million and included $6 million for pre-stripping costs and $2 million for mobile equipment rebuilds.

The grand opening for Otjikoto's new Solar Plant was held on May 29, 2018 and is now providing approximately 13% of the electricity consumed on site. Changing the power plant to an HFO solar hybrid plant reduced Otjikoto's HFO consumption by approximately 2.4 million litres and reduced associated power generation fuel costs by approximately 10% in 2018.

For 2019, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce and AISC of between $905 and $945 per ounce (see "2019 Production Outlook and Cost Guidance" section). Gold production is scheduled to be significantly weighted towards the second-half of the year (as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019). The budgeted 28% increase in AISC over 2018 guidance, mainly reflects higher budgeted HFO and diesel prices, increased budgeted mining tonnage and higher expected pre-stripping sustaining capital costs (for the Wolfshag Pit). Consistent with the World Gold Council's updated AISC guidance, all budgeted pre-stripping costs have been included in the AISC calculation, even though the 2019 pre-stripping activity at Wolfshag is expected to benefit Otjikoto's operations for several years beyond 2019. Otjikoto's AISC per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of budgeted pre-stripping costs and equipment rebuilds which are expected to be incurred mostly in the first-half of 2019.

La Libertad Gold Mine - Nicaragua

During 2018, consequences of the political and social unrest in Nicaragua negatively impacted the Company's Nicaraguan operations in a number of ways. La Libertad Mine produced 80,963 ounces of gold (Q4 2018 – 18,193 ounces) in 2018, below the low end of its revised guidance range (of between 90,000 and 95,000 ounces). La Libertad's 2018 production of 80,963 ounces of gold represented 8% of the Company's 2018 consolidated gold production.

During the national political unrest, roadblocks on major transport routes restricted the supply of key consumables in June 2018, resulting in higher grade open-pit ore being replaced with lower-grade spent ore to reduce lime and fuel consumption. In addition, development of the Jabali Antenna underground project was temporarily suspended, resulting in flooding of the underground workings. The subsequent underground mine dewatering was completed in mid-August and ramp development recommenced. Mine development in the fourth quarter of 2018 extended access to three mining areas, Zones 1, 2 and 3 in the central and eastern areas of the mine. Ore production from Jabali Antenna underground consisted only of development ore in the fourth quarter, with ore production from stopes in Zone 1 and Zone 2 commencing in the first quarter of 2019. The mine permit for the new Jabali Antenna Pit was also delayed (production had been budgeted to start from the Jabali Antenna Pit in the third quarter of 2018). However, progress has been made in key steps toward achieving a mine permit. On February 28, 2019, public consultation was successfully completed for Jabali Antenna. The Company now anticipates receiving the permit in time to start production from the pit in the second-half of 2019. Mine permits are now in place for all other open pit and underground operations at La Libertad.

Due to the Jabali Antenna delays discussed above, the planned mill feed for the year of higher grade open-pit and underground ore from Jabali Antenna was replaced with lower-grade spent ore. As a result, the head grade for the year was 1.19 g/t versus a budget of 1.76 g/t.

For full-year 2018, La Libertad's cash operating costs were $934 per ounce, above the revised guidance range (of between $855 to $905 per ounce) as a result of lower production during the year, including the fourth quarter, and AISC were $1,192 per ounce, within the revised guidance range (of between $1,160 to $1,210 per ounce). The AISC reflect lower than budget pre-stripping costs for the San Juan pit ($6 million) and capital costs for the development of the Jabali Antenna mines due to delays in obtaining the mine permit ($10 million), partially offset by the higher cash operating costs. In the fourth quarter of 2018, La Libertad's cash operating costs were $986 per ounce and AISC were $1,225 per ounce.

Capital expenditures totaled $16 million in 2018, consisting primarily of $6 million for underground development, $5 million for pre-stripping and $1 million for tailings storage facilities. Total capital expenditures in the fourth quarter of 2018 were $4 million, consisting primarily of underground development costs of $2 million and tailings storage facilities of $1 million.

La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold in 2019 at cash operating costs of between $840 and $880 per ounce and AISC of between $1,150 and $1,190 per ounce (see "2019 Production Outlook and Cost Guidance" section). La Libertad's production forecast assumes that production will start from the new Jabali Antenna Pit in the second-half of 2019 (dependent upon the successful completion of resettlement activities and receipt of the Jabali Antenna open pit permit). Consequently, La Libertad's gold production is forecast to be weighted towards the second-half of the year. La Libertad's AISC per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of capital expenditures relating to the tailings storage facility lift ($11 million) which are all expected to be incurred in the first-half of 2019.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua produced 49,629 ounces of gold in 2018 (Q4 2018 – 11,893 ounces), near the low end of its revised guidance range (of between 50,000 and 55,000 ounces). El Limon's 2018 production of 49,629 ounces of gold represents 5% of the Company's 2018 consolidated gold production. Gold production at El Limon was also affected by the national political unrest, resulting in delays for the receipt of required permits for explosives and other shipments. However, later in the fourth quarter of 2018, mining operations at El Limon returned to budgeted (normal) production rates, and development of the new Limon Central pit commenced in October 2018 after receipt of the mine permit. In June 2018, El Limon's gold production was also impacted by illegal road blockades. The blockades were related to local employment issues for the community and were resolved through dialogue with a newly developed community stakeholder committee to ensure local concerns were addressed.

For full-year 2018, El Limon's cash operating costs were $926 per ounce and AISC were $1,466 per ounce, both marginally exceeding the top end of their revised guidance range, mainly attributable to lower

production. In the fourth quarter of 2018, El Limon's cash operating costs were $920 per ounce and AISC were $1,358 per ounce.

Capital expenditures totaled $22 million in 2018, consisting primarily of $8 million of underground development costs for Santa Pancha, $3 million of tailing storage facility costs and $2 million for mobile equipment purchases. Capital expenditures in the fourth quarter of 2018 totaled $5 million which consisted mainly of underground development costs for Santa Pancha of $2 million.

For 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce and AISC of between $1,005 and $1,045 per ounce (see "2019 Production Outlook and Cost Guidance" section). Gold production is scheduled to be weighted towards the second-half of the year, as high-grade ore production from the new Limon Central Pit is scheduled to commence at the beginning of the second-half of 2019. El Limon's AISC per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of capital expenditures.

2019 Production Outlook and Cost Guidance

In 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 935,000 and 975,000 ounces.

Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce (2018 guidance was between $505 and $550 per ounce) and AISC forecast to be between $835 and $875 per ounce (2018 guidance was between $780 and $830 per ounce). The budgeted 6% increase in AISC per ounce over 2018 guidance, mainly relates to slightly higher forecast cash operating costs and higher expected pre-stripping sustaining capital costs at Otjikoto.

If a gold price assumption of $1,300 per ounce is used, the Company expects to generate cash flow from operations of approximately $410 million in 2019 (if a gold price assumption of $1,250 per ounce is used for 2019, the Company expects to generate cash flow from operations of approximately $370 million).

Mine-by-mine 2019 ranges for forecast gold production, cash operating costs per ounce and AISC per ounce are presented in the following tables below (presented on a 100% basis). Consolidated gold production, cash operating costs per ounce and AISC per ounce are all forecast to vary through the year. Consolidated gold production is expected to be weighted towards the second-half of 2019 (approximately 14% higher than the first-half), reflecting the development of open pits in the first-half of the year and subsequent ore production from those pits in the second-half. Consolidated cash operating costs are expected to be approximately 9% lower and AISC are expected to be approximately 21% lower, respectively, in the second-half of 2019 versus the first-half of the year.

Mine	H1 2019 Forecast Gold Production (ounces)	H2 2019 Forecast Gold Production (ounces)	Full-year 2019 Forecast Gold Production (ounces)
Fekola	205,000 - 210,000	215,000 - 220,000	420,000 - 430,000
Masbate	100,000 - 105,000	100,000 - 105,000	200,000 - 210,000
Otjikoto	66,000 - 71,000	99,000 - 104,000	165,000 - 175,000
La Libertad	43,000 - 45,000	52,000 - 55,000	95,000 - 100,000
El Limon	22,000 - 25,000	33,000 - 35,000	55,000 - 60,000
B2Gold Consolidated	**436,000 - 456,000**	**499,000 - 519,000**	**935,000 - 975,000**

Mine	Full-year 2019 Forecast Cash Operating Costs ($ per ounce)	Full-year 2019 Forecast AISC ($ per ounce)
Fekola	$370 - $410	$625 - $665
Masbate	$625 - $665	$860 - $900
Otjikoto	$520 - $560	$905 - $945
La Libertad	$840 - $880	$1,150 - $1,190
El Limon	$720 - $760	$1,005 - $1,045
B2Gold Consolidated	**$520 - $560**	**$835 - $875**

Exploration and Development

Following a very successful year for exploration in 2018, B2Gold is planning another year of aggressive exploration in 2019 with a budget of approximately $43 million. Exploration will focus mainly on West Africa and around the Company's mines. The Company has also allocated approximately $8 million for other grass roots exploration programs.

Fekola Gold Mine - Mali

For 2019, exploration on the licenses in Mali is budgeted to total $18 million. The Company plans to continue its successful drilling to convert Fekola's Inferred Resources to Indicated, and further explore through drilling the potential to the north and west of Fekola. Infill drilling of approximately 25,000 metres of diamond drilling has begun. These and previous drill results will be utilized to calculate new probable mineral reserves for the extended Fekola deposit. The new Cardinal target, located less than 1 km west of the Fekola Pit, will also be further drill-tested.

In October 2018, B2Gold announced *(see news release dated 10/25/2018)* a substantial increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study. The new increased Mineral Resource and the positive results, to date, from the Fekola mill expansion study indicate the potential to increase mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure. Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), B2Gold

reported an updated Indicated Mineral Resource estimate of 92,810,000 tonnes at 1.92 g/t gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine. Mineral Resources were reported within a pit shell using a $1,400 per ounce gold price and above a cut-off of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource. In addition, pit shells were run using a gold price of $1,250 per ounce and demonstrate Fekola's resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and the Inferred Mineral Resource of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold. The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north.

The Company recently completed a preliminary Fekola expansion study to evaluate the potential to expand the Fekola mine and mill from the base case of 6 Mtpa of ore throughput to 7.5 Mtpa. The results of the preliminary study indicate robust economics for the 7.5 Mtpa expansion case with estimated process capital costs of $50 million. Given the additional capacity of the Fekola primary crusher and SAG mill and other process systems, the study demonstrated that the 7.5 Mtpa upside can be achieved with an upgrade of the ball mill circuit as well as other equipment upgrades.

Based on the positive results of the preliminary Fekola expansion study the Company has contracted Whittle Consulting to work together with the Company's technical teams to conduct a study to optimize the Fekola expansion. The study will evaluate many aspects of potential optimization including mining production rates, pit and phase scheduling, dynamic cut-off grades, ore stockpiling, blending, and dynamic processing throughput and recovery. In addition, the study will examine various processing throughput scenarios to maximize project net present value, and the results will guide mining equipment, mill expansion, and project schedule decisions. Initial results of the optimized Fekola expansion study are expected to be released by the end of March 2019. Additionally, the Company will commence work on the Front-End Engineering and Design (FEED) for the expansion.

Included in Mali's 2019 exploration budget is $3 million for 14,000 metres of planned RC and diamond drilling on the Anaconda zones, located approximately 20 km from Fekola, to further drill mineralized sulphide targets, below the shallow oxidized saprolite zones where previous drilling has intersected good grade mineralization. In June 2017 *(see news release dated 06/15/2017)*, the Company released an Inferred Mineral Resource estimate containing 767,000 ounces of gold at 1.1 g/t at Anaconda in the saprolite mineralization. Additional metallurgical testwork and engineering studies are being carried out on Anaconda towards evaluating the potential for a stand-alone oxide mine.

El Limon Gold Mine - Nicaragua

For 2019, El Limon's exploration budget is $3 million for a total of 3,300 metres of planned diamond drilling. The program will focus on drilling the northern extension of the El Limon Central zone and other targets identified on the property. The El Limon Central zone is also open at depth, indicating the potential to mine ore from underground in El Limon Central area once open-pit mining is completed.

In February 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly discovered El Limon Central zone at El Limon property in Nicaragua of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold *(see news release dated 02/23/2018)*. This resource has provided the open-pit resources for the expansion study. Total Inferred Mineral Resources from underground and open-pit sources included in this study consist of approximately 6.0 million tonnes at a grade of 4.3 g/t, containing approximately 829,000 ounces. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In October 2018, the Company announced *(see news release dated 10/22/2018)* positive results of an expansion study for El Limon Mine and that the Company had signed a renewed two-year Collective Agreement with the labour unions. The expansion study was conducted as a preliminary economic assessment to evaluate the life-of-mine options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result would be a much longer mine life with significantly higher gold production and lower cash operating costs and AISC than included in the current life-of-mine plan. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. Estimated expansion capital costs over a period of approximately 16 months for plant upgrades and expansions were reported as approximately $35 million.

B2Gold's technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially further improve the positive economics for El Limon expansion. These studies are expected to be completed by the end of the first quarter of 2019. Current plans for 2019 are to complete upgrades of the grinding circuit at a capital cost of approximately $2 million. This work is underway and is scheduled to be completed by October 2019. This upgrade will assure that the El Limon plant will be able to maintain grind size and a throughput rate of 500,000 tpa when the harder Limon Central ore is fed to the mill.

Gramalote Joint Venture Update – Colombia

The Gramalote property is an AngloGold Ashanti Ltd. ("AngloGold Ashanti") - B2Gold joint venture, with AngloGold Ashanti as the operator. The Mineral Resource model for Gramalote Ridge was recently redone by AngloGold Ashanti using additional information and some key reinterpretations. This new model indicated the potential for a resource with improved gold grades and contained ounces that could result in improved project economics. B2Gold has reviewed this new model and a third-party audit was completed in February 2019. As part of this review, B2Gold also completed its own internal model. Based on the recommendations of the third-party audit, additional block models are being completed for the Gramalote deposit. The economics of the project are currently being re-evaluated, and budgets, schedules and work plans for advancing Gramalote will be developed once this evaluation has been completed.

Summary and Outlook

For B2Gold, 2018 was a year of transformational growth, as outlined above, driven by the first full-year of commercial production from its new large, low-cost Fekola Mine in Mali and record annual production

from its Masbate Mine in the Philippines. For the tenth straight consecutive year, the Company achieved record annual consolidated gold production. As a result of 2018 gold production of over 950,000 ounces, a 51% increase over 2017, B2Gold nearly doubled its reported gold revenues for the year in 2018 to $1.2 billion. Due to the increase in low-cost production from Fekola and the Company's ongoing disciplined cost control, at all projects, reported cash flows from operations nearly tripled from $155 million in 2017 to $451 million in 2018. B2Gold utilized this additional cash flow to reduce debt by $220 million, from approximately $700 million at the beginning of the year to $480 million by year-end. B2Gold ended 2018 with cash of $103 million.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to over 950,000 ounces of gold from the Company's five gold mines in four countries in 2018. The Company's dramatic growth has been driven by a number of key factors. Amongst them are: the Company's disciplined approach to acquisitions, based on detailed due diligence by B2Gold's experienced, technical, legal and financial teams; the Company's demonstrated track record of success in operating in numerous countries worldwide, the outstanding performance of our in-house construction team; B2Gold's highly-experienced exploration team that has realized significant exploration success at the Company's properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

Given the Company's successful history of gold exploration and mine expansion and our fast track strategy, our exploration team continued drilling to expand the Fekola deposit to the north during construction. In October 2018, the Company announced the success of this exploration drill program, realizing a dramatic increase in indicated and inferred gold resources at Fekola. Based on this dramatic exploration success, the Company's engineers began an expansion study for the Fekola mill in January 2018, to conduct various tests to establish the capital costs, economics, and schedule to expand the Fekola throughput from the current 6 Mtpa to 7.5 Mtpa. This preliminary study indicates robust economics from the proposed expansion, with low projected capital expenditures of approximately $50 million for processing facilities. The expansion study is currently being optimized with initial results expected to be released by the end of March 2019.

The Company is also assessing the potential to advance the Gramalote Project. The Mineral Resource model for Gramalote Ridge was recently redone (by AngloGold Ashanti) which indicates the potential for a resource with improved gold grades and contained ounces that could result in improved project economics. The economics of the project are currently being re-evaluated, and the Company expects to release the results of the new Gramalote economic study in the second quarter of 2019.

As we continue to grow, we remain grounded in our commitment to our Health and Safety, Environment and Social Performance Standards as detailed above. In 2018, we achieved our best safety year yet – reducing our Lost-Time Injury Frequency Rate (LTIFR) rate to 0.28. This included reaching over 3 years and approximately 17.8 million hours without a lost time injury (LTI) at Masbate and 4 of our mines achieving a record of three or fewer LTIs in 2018.

Looking forward, B2Gold will continue in 2019 to maximize cash flows and maintain a strong financial position by continuing our impressive operational and financial performance from existing mines, continue debt repayments, pursue internal growth through further exploration, development and expansion of existing projects, pursue greenfield exploration projects alone and in joint ventures, and evaluate accretive development and production acquisition opportunities. In April 2019, the Company expects to commence the mill expansion at the Fekola Mine and also in the second quarter of 2019 complete an updated Preliminary Economic Assessment ("PEA") for the 49% owned Gramalote project in Colombia. If the Gramalote updated PEA is positive, the Company will consider, with its joint venture partner AngloGold Ashanti, whether to proceed to a final feasibility study. In addition, in 2019 B2Gold's exploration team will continue exploration at Fekola, further defining the Fekola North extension zone which remains open and drill beneath the shallow Anaconda saprolite zone, and also further test other targets on the Fekola property.

After such a transformative year by many measures in 2018, management is excited about continuing our success in 2019 and beyond.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Dale Craig, Vice President of Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to El Limon development contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

Fourth Quarter and Year-End 2018 Financial Results – Conference Call/Webcast Details

B2Gold executives will host a conference call to discuss the results on **Wednesday, March 13, 2019**, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time, or you may listen to the call via webcast by clicking here: https://www.investornetwork.com/event/presentation/42081. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 2594969).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
604-681-8371
kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance; gold production at the Fekola Mine being scheduled to be weighted in the second-half of 2019 (as new high-grade ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half 2019); the Fekola expansion study, the focus and subject thereof, and the anticipated timing of release of such study; B2Gold commencing work on the FEED for such expansion; the anticipated timing of B2Gold making an expansion decision with respect to the optimal mill size and mine plan for Fekola going forward; production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; HFO prices being projected to increase in 2019; lower than expected mining tonnage at the Otjikoto Mine being resolved in 2019 with the use of a budgeted mining contractor; gold production at the Otjikoto Mine being weighted towards the second half of 2019; higher-grade zone of the Otjikoto Pit being forecast to be processed in the third quarter of 2019; high-grade ore production from Phase 2 of the Wolfshag Pit being scheduled to begin in late 2019; pre-stripping and equipment rebuild costs being expected to be incurred mostly in the first-half of 2019; the anticipated timing of receipt of the Jabali Antenna Pit and the start of production therefrom; gold production at La Libertad being weighted towards the second-half of 2019; capital expenditures relating to the tailing storage facility lift being expected to be incurred in the first half of 2019; gold production being scheduled to be weighted towards the second half of 2019 at El Limon; high-grade ore production from the new Limon Central Pit being scheduled to commence at the beginning of the second-half of 2019; the El Limon mine optimization studies and the timing of completion thereof; the timing of release the results of new economics at Gramalote in the second quarter of 2019; budgets, schedules and works plans for advancing Gramalote being developed once the re-evaluation of the project's economics has been completed; B2Gold and AngloGold Ashanti making a decision whether to advance the Gramalote Project to the feasibility stage, and the timing thereof; B2Gold's consolidated gold production being expected to be weighted towards the second-half of 2019 and the anticipated reduction in related costs; B2Gold planning another year of aggressive exploration (including the areas of focus thereof) and development programs for 2019 to unlock the ultimate potential of its existing portfolio of properties and to pursue grass roots explorations through property acquisitions and joint ventures; and B2Gold remaining focused on maximizing cash flows by continuing its impressive operational and financial performance from existing mines as well as pursuing its own internal organic growth projects.. Estimates of

mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to

obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs", "adjusted net income" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "measured mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "measured mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "probable mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Dec. 31, 2018	For the three months ended Dec. 31, 2017	For the twelve months ended Dec. 31, 2018	For the twelve months ended Dec. 31, 2017
Gold revenue	$ 272,122	$ 173,990	$ 1,225,061	$ 638,677
Cost of sales				
Production costs	(112,295)	(81,772)	(475,702)	(302,394)
Depreciation and depletion	(74,591)	(41,523)	(306,429)	(160,469)
Royalties and production taxes	(18,232)	(7,576)	(78,274)	(25,530)
Total cost of sales	(205,118)	(130,871)	(860,405)	(488,393)
Gross profit	66,994	43,119	364,656	150,284
General and administrative	(20,960)	(18,384)	(56,138)	(43,613)
Share-based payments	(5,311)	(4,875)	(21,693)	(18,127)
Impairment of long-lived assets, net	(34,207)	—	(55,353)	—
Gain on sale of Lynn Lake royalty	—	—	—	6,593
Write-down of mineral property interests	(8,899)	(665)	(9,398)	(4,150)
Provision for non-recoverable input taxes	(1,312)	(840)	(1,646)	(2,180)
Foreign exchange (losses) gains	(186)	1,868	4,065	(1,012)
Other	(2,773)	398	(4,979)	(1,145)
Operating income	(6,654)	20,621	219,514	86,650
Unrealized (loss) gain on fair value of convertible notes	—	(7,212)	10,651	(11,144)
Community relations	(2,538)	(1,183)	(6,855)	(5,512)
Interest and financing expense	(7,379)	(5,495)	(31,754)	(12,906)
Realized gains (losses) on derivative instruments	1,318	(680)	5,169	(3,364)
Unrealized (losses) gains on derivative instruments	(13,026)	9,700	(4,757)	9,684
Write-down of long-term investments	—	—	—	(1,613)
Other	466	8,522	745	7,101
Income before taxes	(27,813)	24,273	192,713	68,896
Current income tax, withholding and other taxes	(20,020)	(13,267)	(109,200)	(27,500)
Deferred income tax (expense) recovery	(1,843)	23,460	(38,392)	20,170
Net (loss) income for the period	$ (49,676)	$ 34,466	$ 45,121	$ 61,566
Attributable to:				
Shareholders of the Company	$ (58,948)	$ 29,879	$ 28,938	$ 56,852
Non-controlling interests	9,272	4,587	16,183	4,714
Net (loss) income for the period	$ (49,676)	$ 34,466	$ 45,121	$ 61,566
Earnings (loss) per share (attributable to shareholders of the Company)				
Basic	$ (0.06)	$ 0.03	$ 0.03	$ 0.06
Diluted	$ (0.06)	$ 0.04	$ 0.02	$ 0.06
Weighted average number of common shares outstanding (in thousands)				
Basic	991,293	979,691	986,755	976,366
Diluted	991,293	993,848	1,047,368	991,413

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Dec. 31, 2018	For the three months ended Dec. 31, 2017	For the twelve months ended Dec. 31, 2018	For the twelve months ended Dec. 31, 2017
Operating activities				
Net (loss) income for the period	$ (49,676)	$ 34,466	$ 45,121	$ 61,566
Mine restoration provisions settled	(714)	(65)	(1,040)	(320)
Non-cash charges, net	131,366	8,440	396,263	109,818
Changes in non-cash working capital	(7,450)	(16,867)	8,630	(39,681)
Proceeds from prepaid sales	—	—	—	30,000
Changes in long-term value added tax receivables	619	(368)	1,893	(6,383)
Cash provided by operating activities	74,145	25,606	450,867	155,000
Financing activities				
Repayment of convertible notes	(258,750)	—	(258,750)	—
Revolving credit facility, drawdowns net of transaction costs	25,000	25,000	250,000	145,341
Repayment of revolving credit facility	(25,000)	—	(200,000)	—
Equipment loan facilities, drawdowns net of transaction costs	3,269	16,893	32,117	68,224
Repayment of equipment loan facilities	(7,207)	(7,668)	(27,670)	(16,782)
Common shares issued for cash on exercise of stock options	7,348	1,435	22,805	26,503
Interest and commitment fees paid	(10,684)	(9,590)	(36,878)	(20,623)
Restricted cash movement	758	(1,137)	(621)	(8,085)
Other	(354)	(421)	(1,512)	(1,556)
Cash (used) provided by financing activities	(265,620)	24,512	(220,509)	193,022
Investing activities				
Expenditures on mining interests:				
Fekola Mine, including sales proceeds net of pre-production costs	(14,983)	54,678	(68,520)	(153,431)
Otjikoto Mine	(9,452)	(5,084)	(50,831)	(41,172)
Masbate Mine	(14,412)	(16,107)	(47,905)	(52,587)
Libertad Mine	(3,535)	(5,669)	(16,143)	(23,806)
Limon Mine	(4,723)	(5,072)	(22,008)	(16,048)
Gramalote Project	(9)	(3,275)	(6,049)	(11,967)
Other exploration and development	(13,081)	(13,058)	(60,138)	(53,673)
Purchase of non-controlling interest	—	(1,500)	(2,500)	(1,500)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs	—	—	—	6,593
Other	(182)	949	626	748
Cash (used) provided by investing activities	(60,377)	5,862	(273,468)	(346,843)
(Decrease) increase in cash and cash equivalents	(251,852)	55,980	(43,110)	1,179
Effect of exchange rate changes on cash and cash equivalents	(237)	1,779	(1,606)	1,618
Cash and cash equivalents, beginning of period	354,841	89,709	147,468	144,671
Cash and cash equivalents, end of period	$ 102,752	$ 147,486	$ 102,752	$ 147,468

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

		As at December 31, 2018	As at December 31, 2017
Assets			
Current			
Cash and cash equivalents	$	102,752 $	147,468
Accounts receivable, prepaids and other		12,651	20,603
Value-added and other tax receivables		13,657	21,335
Inventories		233,971	206,445
		363,031	395,851
Long-term investments		4,155	9,744
Value-added tax receivables		22,185	22,318
Mining interests			
- Owned by subsidiaries		2,035,097	2,124,133
- Investments in joint ventures		72,078	65,830
Other assets		40,351	39,848
Deferred income taxes		10,907	27,433
	$	2,547,804 $	2,685,157
Liabilities			
Current			
Accounts payable and accrued liabilities	$	80,318 $	95,092
Current income and other taxes payable		66,904	26,448
Current portion of derivative instruments at fair value		360	4,952
Current portion of long-term debt		25,008	302,630
Current portion of prepaid sales		30,000	60,000
Current portion of mine restoration provisions		3,170	1,819
Other current liabilities		1,490	3,603
		207,250	494,544
Derivative instruments at fair value		1,477	—
Long-term debt		454,527	399,551
Prepaid sales		—	30,000
Mine restoration provisions		114,051	96,627
Deferred income taxes		103,384	81,518
Employee benefits obligation		12,063	14,708
Other long-term liabilities		2,199	1,816
		894,951	1,118,764
Equity			
Shareholders' equity			
Share capital			
Issued: 994,621,917 common shares *(Dec 31, 2017 – 980,932,908)*		2,234,050	2,197,267
Contributed surplus		70,889	60,039
Accumulated other comprehensive loss		(146,153)	(94,294)
Deficit		(547,839)	(610,908)
		1,610,947	1,552,104
Non-controlling interests		41,906	14,289
		1,652,853	1,566,393
	$	2,547,804 $	2,685,157